Prudential Investments LLC

655 Broad Street – 17th Floor
Newark, New Jersey 07102

March 1, 2016

The Board of Trustees
Prudential Investment Portfolios 3
655 Broad Street—17th Floor
Newark, New Jersey 07102

Re: Prudential QMA Strategic Value Fund

To the Board of Trustees:

The manager has contractually agreed to waive and/or reimburse up to .17% of its management fees on the Fund through June 30, 2017 to the extent that the Fund’s net operating expenses (exclusive of taxes, interest, distribution (12b-1 fees) and certain extraordinary expenses) exceed 0.80% of the Fund’s average daily assets on an annualized basis as a result of the merger of the Target Large Capitalization Value Portfolio into the Fund, which occurred on June 19, 2015.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC
By: /s/ Scott E. Benjamin
Name: Scott E. Benjamin
Title: Executive Vice President